EXHIBIT 4.16

Deed of settlement and release – Mr Christopher D Lewis

This deed of settlement and release

is made on 15th April 2004 between the following parties:

1.                                     Christopher Lewis
C/- Nathan Kuperholz, Level 2, 280 Queen Street, Melbourne, Victoria, 3000
(Lewis)

2.                                     National Australia Bank Limited
ABN 12 004 044 937
of 500 Bourke Street, Melbourne, Victoria, 3000
(the National)

Recitals

A.                                  Lewis was employed as Executive General Manager, Risk Management of the National pursuant to terms and conditions of appointment and employment contained in a letter and attachments dated 31 May 2001.

B.                                    The employment contract provides for various entitlements and imposes obligations on the parties depending upon the reasons for termination of employment.

C.                                    Lewis’ employment as Executive General Manager, Risk Management of the National was terminated on 12 March 2004.

D.                                   On about 12 March 2004, a PricewaterhouseCoopers report was released entitled “Investigation into foreign exchange losses at the National Australia Bank” (the PwC Report). On about 23 March 2004 a report was released by the Australian Prudential Regulation Authority entitled “APRA Report into Irregular Currency Options Trading at the National Australia Bank” (the APRA Report).

E.                                     The parties have agreed to settle the terms of Lewis’ termination, and any claims arising from any publication by the National of or concerning the PwC Report or the APRA Report, in accordance with this deed.

This deed witnesses

that in consideration of, among other things, the mutual promises contained in this deed, the parties agree:

1                                        Payment

1.1                              The National must pay to Lewis within 7 days of the date of execution of this deed by Lewis the sum of $900,237.80 (Settlement Sum), less appropriate taxation deductions as required by law for payment of all contractual and statutory amounts in respect of the termination of Lewis’ employment with the National which are identified in Attachment 1.

The Settlement Sum is in respect of the following components as set out in Attachment 1:

(a)                                  Adjustment due to increase of TEC including accrued annual leave;

(b)                                 TRP for the notice period 13 March 2004 to 23 April 2004;

(c)                                  TRP for the period 24 April 2004 to 12 June 2005; and

(d)                                 Deferred “at risk” incentive payment.

1.2                              Accrued entitlements

The National has already paid the amount of $101,156.87 to Lewis on 15 March 2004. This payment is in satisfaction of TRP to 12 March 2004 and includes all of Lewis’ accrued annual leave and annual leave loading entitlements.

1.3                              Retention of Share options

The National acknowledges that Lewis will retain the 200,000 share options granted to Lewis on 13 September 2001 on the same terms and conditions as those options were issued.

1.4                              Sundry items

In addition to the payment of the Settlement Sum by the National to Lewis, the National will address various sundry items in accordance with the terms of the letter in Attachment 2.

1.5                              Reasonable legal expenses

The National will reimburse Lewis’ reasonable legal expenses incurred since the termination of his employment and which relate to legal advice solely in relation to the termination of his employment and the negotiation and conclusion of the settlement as reflected in this deed. Reimbursement of such reasonable legal expenses will be made within 14 days of receipt of the itemised account from Lewis’ solicitor.

2                                        Lewis’ acknowledgments, release and undertaking to National

2.1                              Acknowledgments

Lewis acknowledges that:

(a)                                  the National pays the Settlement Sum under clause 1.1, allows retention of the share options under clause 1.2 and addresses the sundry items under clause 1.3 in full settlement of any claims against the National:

(i)                                    arising from Lewis’ employment with the National, or its termination; or

(ii)                                 in respect of any publication of or concerning the PwC Report or the APRA Report,

that Lewis has now or may have had in the future if the parties had not executed this deed; and

(b)                                 this deed must not be interpreted as an admission by the National of liability to Lewis for any matter.

2.2                              Release

Lewis releases absolutely and discharges the National from any claim, action, suit, cause of action, demand, liability, damages and costs (whether at common law, in equity or, to the extent permitted, under any statute):

(a)                                  arising in any way concerning or in the course of Lewis’ employment or directorships with the National or their termination (but excluding any claim for personal injury arising under the Accident Compensation Act 1985 (Vic));

(b)                                 for reimbursement of reasonable work related expenses which remain outstanding as at the date of this deed (including any reasonable amounts owing on the company credit card as of 12 March 2004); or

(c)                                  in respect of any publication of or concerning the PwC Report or the APRA Report,

that Lewis has now or may have had in the future if the parties had not executed this deed.

2.3                              Resignation from appointments

Lewis agrees to take immediate steps to terminate his directorships or appointments to any body (including, but not limited to, any related corporation of the National) which Lewis holds as a result of, or arising from, his employment with the National.

3                                        Release of Lewis

(a)                                  Subject to clause 3(b), the National releases and discharges Lewis from any claim, action, suit, cause of action, demand, liability, damages and costs (whether at common law, in equity or, to the extent permitted, under any statute) the National has or may have against Lewis in respect of Lewis’ employment with the National.

(b)                                 The National does not release or discharge Lewis in any manner whatsoever in respect of any claim, action, suit, cause of action, demand, liability, damages and costs (whether at common law, in equity or, to the extent permitted, under any statute) arising from any criminal or fraudulent conduct committed by Lewis in the course of his employment with the National.

4                                        Confidentiality

(a)                                  Neither party may disclose any information in respect of the terms of this deed, other than:

(1)                                 for the purpose of enforcing this deed;

(2)                                 with the express authority of the other party; or

(3)                                 as required by any:

(A)                             applicable law;

(B)                               order of a court of competent jurisdiction;

(C)                               rule of a recognised stock exchange; or

(D)                              government department or agency.

(b)                                 Notwithstanding clause 4(a), the National may disclose information in respect of the terms of this deed in the course of its compliance with regulatory disclosure obligations and communication with shareholders.

5                                        Future co-operation

(a)                                  To ensure a smooth transition, Lewis agrees to co-operate fully with any requests made by the National for the provision of information and other assistance concerning the business, affairs or customers of the National.

(b)                                 Lewis agrees that he will, if requested by the National or any subsidiary of the National, provide such assistance (including by giving statements and evidence) as the National or the subsidiary may reasonably require in respect of any court proceedings or any investigation or enquiry by any relevant regulator in relation to the National or the subsidiary.

(c)                                  Subject to satisfactory substantiation, the National agrees to reimburse Lewis for all reasonable time spent and/or reasonable expenses incurred by him in providing assistance in accordance with clause 5(b).

6                                        Plea in bar

(a)                                  The National may plead this deed in bar to any claim or proceeding by Lewis in respect of the subject matter of the release in clause 2.

(b)                                 Lewis may plead this deed in bar to any claim or proceeding by the National in respect of the subject matter of the release in clause 3.

7                                        Costs and expenses

The National must pay all reasonable costs and expenses in respect of the negotiation, preparation, execution, delivery, stamping and registration of this deed.

8                                        Lewis’ warranties

Lewis warrants that:

(a)                                  Lewis has entered into this deed voluntarily and without any duress from the National;

(b)                                 except as set out in this deed, the National has not made any promises, representations or inducements to Lewis to enter into this deed;

(c)                                  Lewis has had full opportunity to consult Lewis’ legal advisers concerning the nature, effect and extent of the matters addressed by this deed; and

(d)                                 Lewis is aware that the National is relying on this warranty in executing this deed.

9                                        Governing law and jurisdiction

(a)                                  This deed is governed by the law of Victoria.

(b)                                 Each of the parties irrevocably submits to the non-exclusive jurisdiction of the courts of Victoria.

10                                 Severability

(a)                                  Any clause in this deed which is prohibited in any jurisdiction is, in that jurisdiction, ineffective only to the extent of that prohibition.

(b)                                 Any clause in this deed which is void, illegal or unenforceable in any jurisdiction does not affect the validity, legality or enforceability of that provision in any other jurisdiction or of the remaining provisions in that or any other jurisdiction.

11                                 Entire agreement

This deed, including the Attachments hereto, embodies the entire agreement between the parties in respect of the subject matter of the deed and there is no other understanding, agreement, representation or warranty, whether expressed or implied, in any way extending, modifying or qualifying any of the provisions of this deed.

12                                 Time of the essence

Time is of the essence of this deed.

13                                 Counterparts

(a)                                  This deed may be executed in any number of counterparts.

(b)                                 All counterparts, taken together, constitute one deed.

(c)                                  A party may execute this deed by signing any counterpart.

Executed as a deed:

The common seal of
National Australia Bank
is fixed to this document
in the presence of:

Secretary/Director	Director

Name (please print)	Name (please print)

Signed sealed and delivered by
Christopher Lewis	[Original signed]
in the presence of:

[Original signed]
Witness

NATHAN KUPERHOLZ
(c/- 280 Queen Street, Melbourne 3000)
A natural person who is a current
Practitioner within the meaning of
The Legal Practice Act 1996

Name (please print)

Attachment 1 – Components of Settlement Sum

Description		Amount(1)

1	Adjustment due to increase of TEC from $680,000 per annum to $681,000 per annum from 1 January 2004 to 12 March 2004 inclusive, including adjustment to accrued annual leave and annual leave loading (i.e. additional TEC of $192.40, plus annual leave and loading of $142.08).	$334.48

2	6 weeks’ notice payment @ TRP of $626,322.08 per annum (i.e. $626,322.08 / 52 x 6)	$72,267.93

3	TRP payment of 59 weeks (termination because of “changed requirements”) @ $626,322.08 per annum (i.e. $626,322.08 / 52 x 59)	$710,634.67

4	Deferred incentive payment	$117,000.00

(1) Amounts expressed are gross, unless otherwise stated and are subject to deduction of tax as required by law.

Attachment 2 – Sundry items

13 April 2004

Mr Nathan Kuperholz

Solicitor

Level 2

280 Queen Street

Melbourne

3000

Dear Mr Kuperholz

Christopher Lewis

As discussed with Mr Tony Wood, Partner Freehills, I am writing to confirm the following arrangements that will apply following the execution of a mutual release agreement between Mr Lewis and the National:

1.               Mr Lewis will be able to retain the Palm Pilot, Desktop Computer, Laptop Computer and mobile telephone issued to him by the National.

2.               The National will install a security system into Mr Lewis’ new residence and will maintain such system for a period through until 31 December 2004. At that time Mr Lewis will be able to either purchase the system at an agreed price of 50% of capital cost or have it removed from his residence with the National to meet all costs of removal.

Should you have any queries please do not hesitate to contact me on 8641 3982.

Yours sincerely

Jim Young